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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                              Diehl Graphsoft, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    253676308
                                 --------------
                                 (CUSIP Number)

                                  Gerhard Weiss
                          Nemetschek Aktiengesellshaft
                             Riedenburger Strasse 2
                                 D-81677 Munich
                                     Germany
                                49 89 92 793-427

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                                 John K. Hughes
                                Brown & Wood LLP
                               1666 K Street, N.W.
                           Washington, D.C. 20006-1208
                                 (202) 533-1300

                                February 18, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                         (Continued on following pages)

                                    1 of 12
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

                                  SCHEDULE 13D

Cusip No. 253676308
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION Nos. OF ABOVE PERSONS (ENTITIES ONLY)

     Nemetschek Aktiengesellshaft                        I.R.S. ID No. _________
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a) |_|
                                                                         (b) |X|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                      |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
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                 7    SOLE VOTING POWER
                      977,411(1)
    NUMBER OF    ---------------------------------------------------------------
     SHARES      8    SHARED VOTING POWER
  BENEFICIALLY        None
    OWNED BY     ---------------------------------------------------------------
      EACH       9    SOLE DISPOSITIVE POWER
    REPORTING         977,411(1)
     PERSON      ---------------------------------------------------------------
      WITH       10   SHARED DISPOSITIVE POWER
                      None
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     977,411(1)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     32.0%(1)
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14   TYPE OF REPORTING PERSON
     CO
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(1)  Of the 977,411 shares of common stock of Diehl Graphsoft, Inc. (the
     "Company") covered by this report, 917,011 are purchasable by Nemetschek Aktiengesellshaft ("Nemetschek") upon exercise of an option (the "Option") granted to Nemetschek pursuant to the Support/Voting Agreement, dated as of February 18, 2000 (the "Support Agreement"), by and between Nemetschek and Richard Diehl (President of the Company), as further described in this report. Prior to the exercise of the Option, Nemetschek is not entitled to any rights as a

                                     2 of 12
     shareholder of the Company as to the shares covered by the Option. The number of shares of common stock of the Company purchasable by Nemetschek under the Option will be adjusted if necessary so that the number of shares purchasable by Nemetschek upon exercise of the Option at the time of its exercise is equal to 30% of the total outstanding shares of the common stock of the Company. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such exercise, Nemetschek expressly disclaims beneficial ownership of the 917,011 shares of common stock of the Company which are purchasable by Nemetschek upon exercise of the Option. The number of shares indicated represents approximately 32% of the total outstanding shares, as indicated in the Company's Form 10-QSB for the quarter ended November 30, 1999, of the common stock of the Company.

                                    3 of 12

Item 1. Security and Issuer.

         This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Diehl Graphsoft, Inc. (the "Company"), a Maryland corporation. The principal executive offices of the Company are located at 10270 Old Columbia Road, Columbia, Maryland 21046.

Item 2. Identity and Background.

         This Schedule 13D is being filed by Nemetschek Aktiengesellshaft ("Nemetschek"), a German corporation. Nemetschek is a vendor of information technology and consulting services for the design, construction and management of buildings and real estate. The principal offices of Nemetschek are located at Riedenburger Strasse 2, D-81677 Munich, Germany.

         Schedule A hereto sets forth the name, business address, present principal occupation or employment (including the name, principal business and address of the corporation or other organization in which such employment is conducted) and citizenship of each director and executive officer of Nemetschek. The information set forth in Schedule A hereto is incorporated herein by reference.

         During the past five years, neither Nemetschek nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

         On February 18, 2000, Nemetschek, DGI Acquisition Corp., a wholly owned subsidiary of Nemetschek, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"). The Merger Agreement is attached hereto as
Exhibit 1. As a condition to, and in consideration of, Nemetschek's execution of the Merger Agreement, Nemetschek and Richard Diehl, President of the Company, entered into the Support/Voting Agreement, dated as of February 18, 2000 (the "Support Agreement"). The Support Agreement is attached hereto as Exhibit 2. Pursuant to the Support Agreement, Richard Diehl, among other things, granted to Nemetschek an option (the "Option") to purchase, on the terms and conditions expressed therein and upon the occurrence of certain events, a number of shares equal to 30% of the Company's outstanding Common Stock, which percentage currently equates to 917,011 shares of the Common Stock.

         If Nemetschek were to exercise the Option, the purchase price for the shares of Common Stock covered thereby would be the Option price equal to the greater of (i) the Merger Consideration (as defined in the Merger Agreement) or
(ii) the average trading price of the

                                    4 of 12

Common Stock during the five day period immediately prior to the exercise of the Option, which average shall be reduced by 50% of the difference between the value of the Merger Consideration and such average trading price. If Nemetschek elects to exercise the Option, it currently anticipates that the funds necessary to pay the purchase price therefor would be provided by the working capital of Nemetschek.

         The remaining 60,400 shares of Common Stock covered by this report were purchased for an aggregate purchase price of $454,747, which funds were provided by the working capital of Nemetschek.

Item 4. Purpose of Transaction.

         As noted herein, the Option was granted to Nemetschek in connection with the execution of the Merger Agreement. Under the Merger Agreement, subject to certain terms and conditions stated therein (including approval by the stockholders of the Company), DGI Acquisition Corp. will be merged with and into the Company, with the Company remaining as the surviving corporation and as a wholly-owned subsidiary of Nemetschek (the "Merger"). In the Merger, each issued and outstanding share of the Common Stock, other than those shares owned by Nemetschek or the Company, shall be converted into the right to receive $9.50 cash.

         If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Company following the Merger shall consist of those directors who were directors of DGI Acquisition Corp. immediately prior to the Merger. The Officers of the Company immediately prior to the Merger shall continue as the officers of the Company following the Merger.

         The Option can be exercised following the occurrence of a Purchase Event (as defined in the Support Agreement) provided certain actions are taken. A Purchase Event has not occurred as of the date hereof. The Option is not presently exercisable and, accordingly, Nemetschek has no present plan or proposal to purchase the Common Stock through the exercise of the Option. If the Option becomes exercisable through the occurrence of a Purchase Event, Nemetschek will evaluate the facts and circumstances then existing to determine when, and if, it will purchase any shares of the Common Stock pursuant to the exercise of the Option.

         Under the terms of the Merger Agreement, the Company has agreed to certain limitations on its ability to declare or pay dividends or make other distributions without Nemetschek's prior written consent prior to the consummation of the Merger.

         The remaining 60,400 shares of Common Stock were purchased for investment purposes.

         The preceding discussion of the Merger Agreement and the Support Agreement is qualified in its entirety by the full text of such documents which are filed as exhibits hereto and are incorporated herein by reference.

                                    5 of 12

Item 5. Interest in Securities of the Issuer.

         Nemetschek may be deemed to be the beneficial owner of 977,411 shares of the Common Stock, 917,011 of which are represented by the Option. Such shares represent approximately 32% of the outstanding shares of the Common Stock. Nemetschek has sole voting and investment power with respect to 60,400 shares of Common Stock, and if the Option is exercised, will have sole voting and dispositive power with respect to the shares as well.

         Nothing herein shall be deemed to be an admission by Nemetschek as to the beneficial ownership of 917,011 shares of the Common Stock subject to the Option, and, prior to exercise of the Option, Nemetschek disclaims beneficial ownership of all such shares.

         Schedule B attached hereto and incorporated herein by reference provides additional information relating to Nemetschek's ownership of 60,400 shares of Common Stock, which were purchased through open-market transactions.

         Except as described herein and on Schedule B attached hereto, neither Nemetschek nor, to the best of Nemetschek's knowledge, any other person referred to in Schedule A attached hereto, beneficially owns or has acquired or disposed of any shares of the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         In connection with the execution of the Merger Agreement, Nemetschek entered into the Support Agreement with Richard Diehl, pursuant to which Mr. Diehl has agreed, in his capacity as a stockholder of the Company, (i) not to transfer, or to allow any person controlled by him to transfer, any of the shares of the Common Stock without the written consent of Nemetschek and (ii) to vote or cause to be voted all of the shares of Common Stock over which he or any of his affiliates has voting power or control in favor of the Merger and the Merger Agreement, except in each case under certain circumstances specified in the Support Agreement.

         Except for the Merger Agreement and the Support Agreement and as otherwise described in this Item 6, Nemetschek and none of the persons named on Schedule A has any contracts, arrangements, understandings or relationships (legal or otherwise) with any persons with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

         Exhibit 1: Agreement and Plan of Merger, dated as of February 18, 2000, by and among Nemetschek Aktiengesellshaft, DGI Acquisition Corp., and Diehl Graphsoft, Inc.

         Exhibit 2: Support/Voting Agreement, dated as of February 18, 2000, by and between Richard Diehl and Nemetschek
                      Aktiengesellshaft.

                                    6 of 12

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 28, 2000


                                            Nemetschek Aktiengesellshaft


                                            By /s/ Gerhard Weiss
                                               ---------------------------------
                                               Name: Gerhard Weiss
                                               Title:  CFO

                                    7 of 12

Schedule A

                        DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the name and present principal occupation or employment of each director and executive officer of Nemetschek, as well as the name, principal business and address of such employer. The principal business address of each person listed below is Riedenburger Strasse 2, D-81677 Munich, Germany. Each person listed below is a citizen of Germany, except for Ms. Louise Morgan who is a citizen of the United States.

Name                                     Principal Occupation                   Principal Employer
----                                     --------------------                   ------------------
Jurgen Peters                            Doctor/Lawyer                          Peters, Schonberger, Partner
   Chairman of the Supervisory Board                                            Schackstr. 2
                                                                                D-80539 Munich
                                                                                Germany

Kurt Dobitsch                            Self-Employed                          Hochkalterstr. 5
   Deputy Chairman of the Supervisory                                           D-85598 Baldham
   Board                                                                        Germany

Ingrid Nemetschek                        Member of the Supervisory Board        Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Ralf Nemetschek                          Doctor                                 THEVA GmbH
   Member of the Supervisory Board                                              Hauptstr. lb
                                                                                D-85386 Eching
                                                                                Germany

Alexander Nemetschek                     Self-Employed                          Poccistr. 13
   Member of the Supervisory Board                                              D-80336 Munich
                                                                                Germany

Clemens Jochum                           Professor                              Deutsche Bank AG
   Member of the Supervisory Board                                              Technology and Services
                                                                                Frankfurter Str. 84
                                                                                D-65760 Eschborn
                                                                                Germany

Georg Nemetschek                         President of the Managing Board of     Nemetschek AG
   Professor                             Directors and CEO                      Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Jurgen Burtsch                           Member of the Managing Board and       Nemetschek AG
                                         Business Units                         Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

                                    8 of 12

Name                                     Principal Occupation                   Principal Employer
----                                     --------------------                   ------------------
Uwe Wassermann                           Member of the Managing Board and       Nemetschek AG
                                         Marketing and Sales                    Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Gerhard Weiss                            Member of the Managing Board and CFO   Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Thomas Bachmaier                         Vice President of Research and         Nemetschek AG
                                         Development                            Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Wolfgang Ehlert                          Vice President of Contractor Systems   Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Volker Grimmeissen                       Vice President of International Sales  Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Louise Morgan                            Vice President of Marketing and        Nemetschek AG
                                         Strategic Planning                     Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Stefan Murr                              Vice President of Domestic Sales       Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Boris Nalbach                            Chief Technology Officer               Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Gunther Wildermuth                       Vice President of Civil Engineering    Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

                                    9 of 12

Name                                     Principal Occupation                   Principal Employer
----                                     --------------------                   ------------------
Harald Linne                             Vice President of Architecture         Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Thomas Steinhausen                       Vice President of Facility and Real    Nemetschek AG
                                         Estate Management                      Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Gabor Takacs                             Vice President of Development Sales    Nemetschek AG
                                                                                Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

Wolfgang Mundel                          Vice President of Electronic           Nemetschek AG
                                         Document Management                    Riedenburger Str. 2
                                                                                D-81677 Munich
                                                                                Germany

                                    10 of 12

Schedule B

                     SCHEDULE OF TRANSACTIONS IN THE SHARES

            Name                          Date              No. of Shares     Price Per Share1
                                                             Purchased
------------------------------------------------------------------------------------------------
Nemetschek Aktiengesellshaft           2/02/2000                  2,000            $5.15
                                       2/02/2000                  8,300             5.94
                                       2/04/2000                  4,000             6.19
                                       2/08/2000                  2,300             6.06
                                       2/11/2000                 12,000             6.31
                                       2/15/2000                    500             6.31
                                       2/16/2000                  3,600             6.31
                                       2/23/2000                 20,000             9.19
                                       2/25/2000                  7,700            9.228

------------

1.  Does not include brokerage commission.

                                    11 of 12

                                  Exhibit Index


Exhibit        Description
-------        -----------
    1          Agreement and Plan of Merger, dated as of February 18, 2000, by and among Nemetschek Aktiengesellshaft, DGI Acquisition Corp., and Diehl Graphsoft, Inc.

    2 Support/Voting Agreement, dated as of February 18, 2000, by and between Richard Diehl and Nemetschek Aktiengesellshaft.

                                    12 of 12